UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of October 2025

Commission File Number: 001-38836

BIOCERES CROP SOLUTIONS CORP.

(Translation of registrant’s name into English)

Ocampo 210 bis, Predio CCT, Rosario

Province of Santa Fe, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                               Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

This Form 6-K, other than the third paragraph above and Exhibits 99.1 and 99.2, is incorporated by reference into the Company’s registration statement on Form F-3 (Registration No. 333-284195), Form S-8 (Registration Nos. 333-271941 and 333-266333).

Resignation of Board Member

Bioceres Crop Solutions Corp. (the “Company”) informs that, effective September 30, 2025, Noah Kolatch resigned as a member of the board of directors (the “Board”) of the Company, in connection with the delivery of the reservation of rights letter delivered to the Company by Jasper Lake, through counsel, dated September 25, 2025 (the “Kramer Letter”), a copy of which is filed herewith as Exhibit 99.1.

In response to the Kramer Letter, the Company delivered a reservation of rights letter to Jasper Lake on September 30, 2025, disputing that any Events of Default have occurred under the Note Purchase Agreements and reinforcing that it is in the best interest of the Company and all of its stakeholders to engage in a productive dialogue with Jasper Lake to address any legitimate concern it may have, a copy of which is filed herewith as Exhibit 99.2.

The Company is committed to maintaining its focus on improving its commercial and financial performance and delivering innovative solutions to the agricultural market.

Exhibit List

Exhibit No.	Description
99.1	Jasper Lake letter to the Company, delivered on September 25, 2025.

99.2	Company letter to Jasper Lake, delivered on September 30, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOCERES CROP SOLUTIONS CORP.
(Registrant)

Dated: October 1, 2025	By:	/s/ Federico Trucco
	Name:	Federico Trucco
	Title:	Chief Executive Officer